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Mr. Martin James Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Mail Stop 6010 Washington, D.C. 20549	Hong Kong Houston London Los Angeles Madrid Milan	Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Re:

Integra LifeSciences Holdings Corporation

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed October 31, 2011

File No. 000-26224

Dear Mr. James:

On behalf of our client, Integra LifeSciences Holdings Corporation (the “Company”) this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of the responses below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 13. Segment and Geographic Information, page F-35

1.	Please tell us about the company’s analysis in determining that it has one reportable segment under ASC 280-10-50. Your response should address the following:

•	Explain whether any operating segments were aggregated under ASC 280-10-50-11.

•	Explain the contents of the information you provide to your chief operating decision maker.

•

We note that the company includes revenue information for three product groups: Orthopedics, Neurosurgery and Instruments. Include a discussion of the types of information about these product groups that is included in the information provided to your chief operating decision maker.

January 19, 2012

Response:

The Company is engaged in the business of developing, manufacturing and marketing medical devices for use in cranial and spinal procedures, peripheral nerve repair, small bone and joint injuries, and the repair and reconstruction of soft tissue. The Company’s chief executive officer functions as its chief operating decision maker (“CODM”) as defined in ASC 280-10-50-5. For each of the fiscal periods presented in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and during the 2011 fiscal year, the CODM managed the Company’s business on a consolidated basis, allocating resources and assessing performance based on single operating and reportable segment through which the Company conducts its business. The Company did not aggregate any operating segments in reaching this conclusion.

As disclosed in the Company’s Current Report on Form 8-K filed on December 23, 2011, the Company appointed a new chief executive officer effective January 3, 2012. The response provided herein describes the processes by which the Company’s former chief executive officer, in his capacity as CODM, managed the Company’s business during the periods noted above. Consistent with ASC 280-50-34, the Company will monitor the information reviewed and used by the new chief executive officer in his capacity as CODM and will address changes, if any, in the composition of the Company’s operating and reportable segments in future filings, as appropriate.

As defined in ASC 280-10-50-1, an operating segment is a component of a company for which the CODM regularly reviews discrete financial information to make decisions about resources to be allocated to the segment and assess the segment’s performance. The CODM has made decisions on an enterprise basis using a single operating segment, reviewing financial information and managing the business on an aggregate basis.

For purposes of assessing performance and allocating resources, the CODM regularly reviewed reports that provided these categories of financial information in total for the Company: (i) daily sales reports by product; (ii) monthly consolidated profit and loss data; (iii) quarterly revenue estimates by product; (iv) quarterly consolidated income statement data; (v) quarterly consolidated balance sheet data; and (vi) the consolidated corporate model used to determine revenue and earnings guidance. Additionally, the CODM consistently approved budget, forecast and strategic plan income statement and balance sheet data at a total company level only. As a member of the Company’s board of directors, the CODM also received the Company’s strategic plan in July and the annual budget in December.

In each case, the CODM did not regularly review operating results at any level other than on an aggregated basis in order to make decisions about the allocation of resources or the assessment of performance. The business has been operated on a collective basis, with all significant decisions subject to the review and approval of the CODM. Moreover, executives below the CODM did not have authority to make significant independent spending decisions. Their decisions were limited by the CODM’s centralized and unitary approach to cost management and resource allocation.

Although members of management each had performance objectives, employee bonuses were determined at the discretion of the CODM and no bonuses were awarded if the Company as a whole did not reach specified enterprise-level performance measures. Based upon these factors and the information that the CODM used to allocate resources and assess performance, the Company has determined that it has one operating segment that represents its sole reportable segment for which the CODM makes operational decisions and assesses performance on a consolidated basis.

January 19, 2012

As required by ASC 280-10-50-40, the Company reports revenue for each group of similar products that it sells. ASC 280-10-50-38 provides that revenues for each group of similar products and services is specifically required for all companies, including those companies that have a single reportable segment, to the extent that such information “is not provided as part of the reportable operating segment information,” as is the case in the Company’s circumstances. Similarly, as required by ACS 280-10-50-41, the Company also reports information by major geographic areas.

Accordingly, the Company reports revenues for the product groups Orthopedics, Neurosurgery, and Instruments. These product classifications are useful to investors who wish to compare the Company’s revenues to peer companies in orthopedics, neurosurgery and instruments. However, they in no way reflect the organization of the Company or the basis upon which the CODM assesses performance and allocates resources.

The types of information about the three product groups contained in the information provided to the CODM included sales information for the Company’s major product lines, consolidated by major product group. Historically, the CODM has not reviewed expenses or any other metrics based upon the three enumerated product groups, and discrete financial information is not available for those groups.

Instead, consistent with the objective and basic principles of ASC 280, the Company’s reporting in a single operating segment provides users of the Company’s financial statements with information on the same basis on which the CODM has allocated resources and assessed performance across the enterprise. The Company respectfully submits that this properly enables investors to understand the Company’s performance, assess the Company’s prospects for future net cash flows and make informed judgments about the Company as a whole.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended September 30, 2011 As Compared To Three Months Ended September 30, 2012, Revenues and Gross Margin, page 22

2.	We note your disclosure on page 23 that in the third quarter of 2011, the FDA inspected your Plainsboro, New Jersey collagen device factory and issued inspectional observations that described violations of quality system regulation. Further, you disclose that you will incur substantial expenses to remediate those observations. To the extent such remediation expenses could be considered material to an understanding of your operations, liquidity and capital resources, please tell us and revise future filings to disclose and quantify the impact. Please further provide a discussion of any known trends, demands or uncertainties that are reasonably likely to have a material effect on your business as a whole or that may be relevant to your future operations or financial flexibility as a result of these remediation efforts. Refer to Item 303(a)(1) and Items 303(a)(3) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

January 19, 2012

Response:

The Company notes the Staff’s comment and, to the extent material, will include in future filings disclosure and quantification of the impact of remediation activities at its Plainsboro facility, including a discussion of any material effects these activities may have on the Company’s future operations or financial flexibility.

The FDA’s inspection of the Plainsboro facility began on July 22, 2011 and concluded on August 25, 2011 with the issuance of the FDA 483 inspectional observations, including observations of mold in and on the walls adjacent to one of its clean rooms. The Company began remediation efforts at the end of August that continued through the remainder of 2011, incurring expenses of $1.7 million in the third quarter of 2011, representing $0.3 million in expenses associated with remediation of the Plainsboro, New Jersey collagen device facility and $1.4 million in related unplanned idle time and underutilization.

In the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Form 10-Q”), the Company disclosed that the FDA had issued significant inspectional observations, stating that the Company had incurred, and would incur in the fourth quarter and early 2012, substantial expenses to remediate those observations and related unplanned idle time and underutilization. The Company also included risk factor disclosure in the Form 10-Q regarding the possibility that the Company may not be able to produce certain products for a period of time or sell such products in certain markets if the remediation efforts could not be completed in a timely manner, and that the Company would incur substantial expenses to remediate those observations.

At the time of the filing of the Form 10-Q, the Company did not believe that the issuance of the FDA’s inspectional observations and related remediation activities at the Plainsboro facility would have a material effect on the Company’s liquidity or future operations, consistent with the $1.7 million of expenses that the Company incurred in this period.

Subsequent to the filing of the Form 10-Q, as a result of new information identified with respect to the extent of moisture in the plant and the condition of certain equipment, management determined that the originally planned remediation efforts would not be sufficient to permanently remediate FDA’s inspectional findings. As a result, management determined that a long-term solution would require the demolition and reconstruction of the affected clean room.

These new and additional remediation efforts have caused and will cause the Company to incur additional remediation expenses, which were disclosed on November 14, 2011, as part of the Company’s analyst forum webcast that was conducted in compliance with Regulation FD. On the webcast, the Company discussed and quantified the new remediation efforts, and identified the estimated financial impact relating to the remediation efforts of $1.5 million of expenses in each of the fourth quarter of 2011 and the first quarter of 2012, as well as $3 million for facility upgrades, including the demolition and reconstruction of the affected clean room. The Company also identified risks relating to the Company’s potential inability to fill orders for products manufactured at the Plainsboro facility and estimated revenue reductions of approximately $2 million for the fourth quarter of 2011 and approximately $2 million to $3 million for the first quarter of 2012.

At the end of 2011, the Company received an FDA warning letter relating to quality systems and compliance issues at the Plainsboro facility. The Company disclosed receipt of this letter in a Current Report filed on Form 8-K on January 5, 2012, and included the warning letter as an exhibit to the filing. The warning letter did not identify any new matters that were not previously identified in the FDA’s

January 19, 2012

observations, require the recall of any products or restrict the Company’s ability to manufacture or ship products.

Separately, the Company filed another Current Report on Form 8-K on January 5, 2012, providing preliminary fourth quarter and full-year 2011 financial results and the Company’s preliminary 2012 outlook. In a companion press release, filed as an exhibit to this Current Report, the Company provided updated disclosure regarding the remediation efforts at the Plainsboro facility. These matters were further described and discussed during the Company’s investor conference call held on January 6, 2012, in compliance with Regulation FD.

The Company believes that its remediation efforts remain substantially on schedule and will continue to work expeditiously to address all of the issues that the FDA identified. As the Company previously disclosed in its Current Report on Form 8-K filed on January 5, 2012, the Company has completed the planned construction of the clean room at the Plainsboro facility, and all clean rooms were in production by the end of 2011. Although the Company has not completed all process and equipment validations relating to this stage of the remediation efforts, the Company expects that any related interruptions in production will be of short duration.

Throughout this time, the Company has provided robust and transparent disclosure regarding the developments at the Plainsboro facility as those developments have become known. The Company has updated its disclosure as events have unfolded, and the Company received additional and more specific information regarding the remediation process as well as the related costs and the impact on the Company’s operations and financial results.

Supplementally, the Company advises the Staff that the Company incurred expenses of $1.7 million in the third quarter of 2011, representing $0.3 million in expenses associated with remediation of the Plainsboro, New Jersey collagen device facility and $1.4 million in related unplanned idle time and underutilization. The Company incurred expenses of approximately $3.6 million in the fourth quarter of 2011, representing $1.6 million in expenses associated with remediation and $2.0 million in related unplanned idle time and underutilization. The Company expects to incur another $1.5 million to $2.0 million in the first quarter of 2012 to remediate the FDA’s observations regarding the facility. In addition, the Company expects to spend approximately $3.0 million in the fourth quarter of 2011 and first quarter of 2012 on capital projects related to the remediation.

The Company does not believe the amounts included in its third quarter results relating to these matters, whether individually or taken as a whole, were material. The expenses incurred after the Company expanded the scope of the remediation in November, including the capital expenditures related to the reconstruction of the clean room and the estimated revenue reduction in the fourth quarter of 2011 will be reflected and properly disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, including a quantification of amounts relating to remediation activities and associated capital expenditures. The Company will also include in future Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure a discussion of the trends, demands or uncertainties resulting from these remediation efforts that are reasonably likely to have a material effect on the Company’s business, taken as a whole, or that may be relevant to future operations or financial flexibility.

*    *    *    *    *

January 19, 2012

We are enclosing a letter from John B. Henneman, III, Executive Vice President, Finance and Administration, and Chief Financial Officer of the Company, containing a statement from the Company acknowledging each of the matters requested by the Staff.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Stuart M. Essig, Executive Chairman of the Board of Directors

Peter J. Arduini, President and Chief Executive Officer and Director

John B. Henneman, III, Chief Financial Officer

Jerry E. Corbin, Vice President, Corporate Controller

Richard D. Gorelick, General Counsel and Secretary

        Integra LifeSciences Holdings Corporation

Jonathan J. Hirschfeld

Denis Naughter

        PricewaterhouseCoopers LLP

Edward Sonnenschein

        Latham & Watkins LLP